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                                                    MUSE Technologies
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Contact: Steve Sukman or Christina Ward (505) 843-6873 media@musetech.com



MUSE Technologies Signs Letter of Intent to
Acquire Advanced Visual Systems (AVS)

Leading data visualization and perceptual computing software firms set sights on next-generation solutions for analysis, simulation and collaborative business intelligence

         (Albuquerque, NM, May 5, 2000-- 6:30 a.m. EDT)
         MUSE Technologies, Inc. (Nasdaq: MUZE), developer of advanced perceptual computing and collaboration software, today announced that it has entered into a letter of intent to acquire Advanced Visual Systems (AVS), an international leader in the field of data visualization. The acquisition, when completed, would create one of the world's largest companies dedicated to developing and integrating software and solutions using 3D graphics technology, with over 12,000 users worldwide and 15 international offices on five continents.

         Pursuant to the letter of intent, MUSE will issue a maximum of 2.1 million current outstanding shares of MUSE common stock (19%) in exchange for all of the outstanding common and preferred shares of AVS and a maximum of 1.3 million employee stock options. Additionally, MUSE will assume approximately $2 million of convertible debt of AVS from Kubota Corporation. The consummation of the transaction is subject to certain conditions.

         MUSE and AVS are both pioneers in helping business, industrial and government customers transform massive quantities of data into highly visual representations. The two companies are noted for creating powerful products used by software developers to build customized visualization solutions, as well as turnkey applications for end-users to analyze diverse forms of information.

         The recent advent of low-cost desktop computer systems that deliver rendering speed and resolution formerly found only in high-cost specialized


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1601 Randolph SE Suite 210, Albuquerque, New Mexico 87106
V: (800) 711-3899      F: (505) 766-9123     www.musetech.com media@musetech.com

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MUSE Technologies                                          For Immediate Release
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hardware has dramatically changed the visualization software market. As a result, MUSE and AVS plan to leverage their combined 14 years of industry experience to integrate and expand their product lines, creating new software to meet the growing demand for visualization in application areas that once had to depend strictly on two-dimensional analysis.

         According to Brian R. Clark, President of MUSE Technologies, "The integration of MUSE and AVS is a seamless match of complementary technologies, talent and timing. With visualization and perceptual computing poised to migrate onto the desktops of worldwide business users, our plan to dominate the marketplace is strengthened and expedited by a joining of MUSE and AVS."

         Clark added, "Our respective technology teams have been working in distinctive yet complementary areas of research and development for the past several years. We believe that a fusion of these efforts can produce a generation of new products that will capture the market and firmly establish visualization and perceptual computing as the standard for business intelligence and collaborative decision-making."

         According to Russ Barbour, President and CEO of AVS, "AVS has a decade of experience in creating data visualization software and solutions. We see a tremendous opportunity to propel this technology into existing and developing markets through our union with MUSE."

         When the acquisition is completed, AVS will become a wholly owned subsidiary of MUSE and will be known as MUSE Advanced Visual Systems. Mr. Clark will continue to serve as President of MUSE Technologies. Russ Barbour will serve as President of the MUSE AVS subsidiary, and John William Poduska, Sr., Chairman of the Board and Founder of AVS, will be appointed to the Board of MUSE Technologies.

         MUSE personnel will double to approximately 170 as a result of the acquisition. Offices of the two companies, which are located throughout North America, Europe, Asia, the South Pacific, Africa and the Middle East, will operate under divisional control by the Office of the President, chaired by Mr. Clark.

         The companies are working together on the launch of a new version of OpenViz(R), an AVS-created software product that provides innovative and powerful Web-based solutions for the interactive analysis, visualization and


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MUSE Technologies                                          For Immediate Release
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communication of quantitative business and financial information. OpenViz is targeted at software vendors and developers in IT organizations and represents a significant breakthrough in adapting the fundamentals of 3D data visualization for use on conventional desktop PCs and via the Internet.

                                    (End)



About MUSE Technologies
-----------------------

MUSE Technologies, Inc. (Nasdaq: MUZE) is an international leader in the development of perceptual computing software. From headquarters in Albuquerque, NM and offices in Houston, Washington D.C., London, Manchester (UK) and Paris, the Company and its subsidiaries, Virtual Presence and MUSE Federal Systems Group, provide a broad range of software, hardware, integration and development solutions to corporate and government customers in an array of industries. For more information on MUSE Technologies, call (800) 711-3899 or (505) 843-6873, or visit the company's Web site at www.musetech.com.

uuSE (spelled with the Greek "mu" symbol as the first character) and the MUSE Technologies logo are trademarks of MUSE Technologies, Inc., registered in the United States Patent & Trademark Office. Any other trademarks or copyrights referenced herein are the property of their respective owners.

Information contained in this press release includes statements that are forward-looking. Actual results could differ materially from those projected in the forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is described in MUSE Technologies' Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999 and the Company's December 31, 1999 10-QSB filing, both of which are on file with the Securities and Exchange Commission.



About Advanced Visual Systems
-----------------------------

Advanced Visual Systems Inc. (AVS) is the pre-eminent global provider of sophisticated data visualization technology that transforms massive and complex quantities of data into visual representations. The company provides solutions for developers who build customized visualization software, as well as ready-to-use applications for end users who analyze information contained in graphical representation. More than 12,000 users in 2,000 organizations around the world use AVS technology to gain insight and competitive advantage from data. They look to AVS to reduce development costs, incorporate industry standards, and speed time to market. For more information on AVS, call 1-781-890-4300, e-mail info@avs.com or visit the AVS Web site at:
[http://www.avs.com].



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